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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No.3)*



                        Main Street and Main Incorporated
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  560345 30 8
                                 --------------
                                 (CUSIP Number)

             John F. Antioco, c/o Main Street and Main Incorporated
    5050 North 40th Street, Suite 200, Phoenix, Arizona 85018 (602) 852-9000
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                      May 14, 1997 through April 12, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                       13D
---------------------                                        -------------------
CUSIP NO. 560345 30 8                                        Page 2 of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John F. Antioco
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,663,100
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,663,100
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,663,100
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 560345 30 8                                        Page 3 of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Antioco Management LLC, an Arizona limited liability company
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
---------------------                                        -------------------
CUSIP NO. 560345 30 8                                        Page 4 of 10 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Antioco Limited Partnership, an Arizona limited partnership
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    P
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
---------------------                                         ------------------
CUSIP NO. 560345 30 8                                         Page 5 of 10 Pages
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D of August 5, 1996, as amended on December 3, 1996 and February 19, 1997, as filed by John F. Antioco relating to shares of common stock (the "Common Stock") of Main Street and Main Incorporated, a Delaware corporation (the "Issuer"), with principal executive offices located at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a) Name: This Schedule 13D is jointly filed pursuant to Rule 13d-1(k) by John F. Antioco ("Antioco"), The Antioco Management LLC, an Arizona limited liability company (the "LLC"), and Antioco Limited Partnership, an Arizona limited partnership (the "Partnership"). Antioco, the LLC, and the Partnership are sometimes referred to together as the "Reporting Persons."

     (b) Business address: The business address of Antioco is 1201 Elm Street, Dallas, Texas 75270. The business address of the LLC and the Partnership is 10592 N. 106th Place, Scottsdale, Arizona 85258.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Antioco is the Chairman of the Board, President, and Chief Executive Officer of Blockbuster Inc., 1201 Elm Street, Dallas, Texas 75270. Blockbuster Inc. is the world's leading retailer of rentable home videocassettes, DVDs, and video games. Antioco also is the Chairman of the Board of the Issuer, which is a franchisee and owner of restaurants.

               The LLC and the Partnership were organized by Antioco solely for estate planning purposes.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Antioco is a citizen of the United States. The LLC is a limited liability company organized under the laws of the state of Arizona. The Partnership is a limited partnership organized under the laws of the state of Arizona.

                                       13D
---------------------                                         ------------------
CUSIP NO. 560345 30 8                                         Page 6 of 10 Pages
---------------------                                         ------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended to add the following:

     Between January 9, 1997 and April 12, 2000, Antioco used personal funds totaling $4,196,490 to purchase an aggregate of 1,288,100 shares of Common Stock in the open market. On July 14, 1997, Antioco surrendered options to acquire 200,000 shares of Common Stock and the Issuer regranted such options to other executive officers. On June 15, 1998, Antioco surrendered options to acquire 200,000 shares of Common Stock and the Issuer regranted such options to other executive officers.

     In February 1999, Antioco transferred 1,000,000 shares of Common Stock to the Partnership solely for estate planning purposes.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4(a) of the Schedule 13D is hereby amended to add the following.

     The sole purpose of the acquisitions by Antioco from January 9, 1997 through April 12, 2000, as described herein, was and is for investment. As stated above, Antioco is the Chairman of the Board of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a) The aggregate number of shares of Common Stock beneficially owned by Antioco as of April 12, 2000 is 2,663,100 shares, which represents 25.5% of the total Common Stock outstanding. This number includes (1) 1,245,600 shares of Common Stock, (2) an aggregate of 417,500 shares of Common Stock issuable upon exercise of currently exercisable options held by Antioco, and (3) 1,000,000 shares of Common Stock held by the Partnership. Antioco is the sole managing member of the LLC, which is the sole general partner of the Partnership. A trust for the benefit of the descendants of Mr. Antioco and his spouse is the sole limited partner of the partnership. As managing member of the LLC, Antioco has sole power to vote and sole power to dispose of the shares of Common Stock held by the Partnership. Antioco therefore is deemed to have beneficial ownership of the shares of Common Stock held by the Partnership. Antioco disclaims beneficial ownership of the shares of Common Stock held by the Partnership, except to the extent that his individual interest in such shares arises from his interest in the Partnership, and this report shall not be deemed to be an admission that Antioco is the beneficial owner of shares held by the Partnership for purposes of Section 13 or for any other purpose.

          As general partner of the Partnership, the LLC beneficially owns 1,000,000 shares of Common Stock as of April 12, 2000, which represents 9.9% of the total Common Stock outstanding.

                                       13D
---------------------                                         ------------------
CUSIP NO. 560345 30 8                                         Page 7 of 10 Pages
---------------------                                         ------------------

          The Partnership beneficially owns 1,000,000 shares of Common Stock as of April 12, 2000, which represents 9.9% of the total Common Stock outstanding.

          The calculation of the percent of ownership is based upon 10,029,126 shares of Common Stock outstanding at April 12, 2000. In calculating the percentage of ownership, all shares of Common Stock that Antioco had the right to acquire within 60 days of April 12, 2000 upon exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by Antioco.

     (b)  The  following  information  applies  to  Antioco,  the  LLC,  and the
          Partnership:

                     Aggregate
                Beneficially Owned         Voting Power          Dispositive Power
              ----------------------   ---------------------   ---------------------
                Number       Percent      Sole        Shared       Sole       Shared
              ------------   -------   ------------   ------   ------------   ------
Antioco       2,663,100(1)    25.5%    2,663,100(1)     0      2,663,100(1)      0
LLC           1,000,000        9.9%    1,000,000        0      1,000,000         0
Partnership   1,000,000        9.9%    1,000,000        0      1,000,000         0

----------
(1) Represents (a) 1,245,600 shares of Common Stock, (b) 417,500 shares issuable upon exercise of options, and (c) 1,000,000 shares held by the Partnership.

     (c) Antioco effected the following open market transactions in the Common Stock within 60 days of April 12, 2000.

               Date       Type of Transaction  Number of Shares  Price Per Share
               ----       -------------------  ----------------  ---------------
          March 10, 2000       Purchase              50,000           $3.375
          March 13, 2000       Purchase              30,000           $3.375
          March 14, 2000       Purchase              15,000           $3.375
          March 15, 2000       Purchase              55,000           $3.375
          March 16, 2000       Purchase               5,000           $3.375
          March 17, 2000       Purchase              20,000           $3.375
          March 21, 2000       Purchase             100,000          $3.1875
          March 23, 2000       Purchase              25,000          $3.1875

          Neither the LLC nor the Partnership effected any transactions in the Common Stock within 60 days of April 12, 2000.

     (d) The sole limited partner of the Partnership is the J&L Antioco Irrevocable Trust (the "Trust"). The beneficiaries of the Trust are any one or more of the descendants of Antioco and his spouse. As a result, such persons may have the right to receive the proceeds of dividends received by the Partnership or proceeds from the sale of shares of Common Stock held by the Partnership.

     (e)  Not applicable.

                                       13D
---------------------                                         ------------------
CUSIP NO. 560345 30 8                                         Page 8 of 10 Pages
---------------------                                         ------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 7(1) Joint Filing Agreement dated April 12, 2000, between John F. Antioco, The Antioco Management LLC, and Antioco Limited Partnership.

                                       13D
---------------------                                         ------------------
CUSIP NO. 560345 30 8                                         Page 9 of 10 Pages
---------------------                                         ------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 12, 2000                   /s/ John F. Antioco
--------------                   -----------------------------------------------
   (Date)                        John F. Antioco



April 12, 2000                   The Antioco Management LLC
--------------
   (Date)
                                 /s/ John F. Antioco
                                 -----------------------------------------------
                                 By:  John F. Antioco
                                 Its: Managing Member



April 12, 2000                   Antioco Limited Partnership
--------------                   By: The Antioco Management LLC, General Partner
   (Date)

                                 /s/ John F. Antioco
                                 -----------------------------------------------
                                 By:  John F. Antioco
                                 Its: Managing Member


     ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (sEE 18 U.S.C. 1001).